UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION
      ----------------------------------------------
                                                      :
                    In the Matter of                  :
                                                      :
          AMERICAN ELECTRIC POWER COMPANY, INC.       :     CERTIFICATE
                  Columbus, Ohio  43215               :           OF
                                                      :     NOTIFICATION
                        (70-5943)                     :
                                                      :
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935     :
      ----------------------------------------------

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from October 1, 2000, through December 31, 2000, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 385,181 shares of the Company's Common Stock, at a total purchase price of $17,247,649.49. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                              AMERICAN ELECTRIC POWER COMPANY, INC.


                               By:         /s/ Henry W. Fayne
                                 ---------------------------------
                                            Vice President

Dated:  January 29, 2001

                                 SCHEDULE I
                                      to
                    CERTIFICATE OF NOTIFICATION (#70-5943)
                                      of
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                 For the Period October 1 - December 31, 2000


TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                    SHARES                 PRICE                TOTAL
   PERIOD           ISSUED               PER SHARE          PURCHASE PRICE

 TOTAL O/I
  PURCHASE            -0-                                        $-0-

                           - OPEN MARKET PURCHASES -

                      SHARES           AVERAGE PRICE               TOTAL
     DATE           PURCHASED            PER SHARE             PURCHASE PRICE
  10/03/2000          6,376               39.063                 $ 249,069.18
  10/10/2000          5,580               37.035                   206,688.03
  10/17/2000          11,051              39.430                   435,782.75
  10/24/2000          3,152               37.689                   118,815.07
  10/31/2000          5,201               41.232                   214,457.90
  11/07/2000          10,788              40.563                   437,593.64
  11/14/2000          5,578               41.045                   228,949.62
  11/21/2000          2,463               43.439                   106,989.55
  11/28/2000          2,107               43.938                    92,577.37
  12/05/2000          6,042               46.189                   279,073.94
  12/05/2000          45,000              46.313                 2,084,085.00
  12/06/2000          40,000              46.813                 1,872,520.00
  12/07/2000          45,000              45.285                 2,037,825.00
  12/08/2000          45,000              44.590                 2,006,550.00
  12/11/2000          45,000              44.875                 2,019,375.00
  12/12/2000          1,720               45.313                    77,938.36
  12/12/2000          51,000              45.277                 2,309,127.00
  12/13/2000          50,697              45.567                 2,310,110.20
  12/19/2000          1,616               44.625                    72,114.00
  12/26/2000          1,810               48.623                    88,007.88
     TOTAL
 O/M PURCHASE       385,181                                    $17,247,649.49


                        - TOTAL ACTIVITY THIS PERIOD -

                          SHARES                                TOTAL
                        PURCHASED                           PURCHASE PRICE
O/I Shares                 -0-                              $    -0-
O/M Purchases            385,181                            $17,247,649.49
                         -------                            --------------

TOTAL ACTIVITY           385,181                            $17,247,649.49


PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2000



CUMULATIVE SUMMARY OF TRANSACTIONS:

                           - ORIGINAL ISSUE SHARES -

                                                                  TOTAL
                                          SHARES ISSUED      PURCHASE PRICE

Totals from last report                    47,773,594       $1,008,340,148.37
Transactions this period                      -0-                  -0-
                                           ----------        ----------------

   Total Original Issue Shares             47,773,594       $1,008,340,148.37


                           - OPEN MARKET PURCHASES -

                                                                    TOTAL
                                             SHARES ISSUED      PURCHASE PRICE

Totals from last report                        21,810,563       $666,105,775.83
Transactions this period                          385,181       $ 17,247,649.49
                                               ----------       ---------------

   Total Open Market Shares                    22,195,744       $683,353,425.32